UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33488

MARSHALL & ILSLEY CORPORATION

(Exact name of registrant as specified in its charter)

c/o BMO Financial Corp.

111 West Monroe Street

P.O. Box 755

Chicago, Illinois, USA 60690

Tel: +1 312-461-7745

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

See Annex A attached hereto

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

See Annex B attached hereto

Pursuant to the requirements of the Securities Exchange Act of 1934, BMO Financial Corp., as successor by merger to Marshall & Ilsley Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BMO FINANCIAL CORP.

By: /s/ ELLEN M. COSTELLO	July 6, 2011
Ellen M. Costello
Chief Executive Officer and President

Annex A

Common Stock of Marshall & Ilsley Corporation, $1.00 par value

Deferred Compensation Obligations

(Marshall & Ilsley Corporation 2005 Executive Deferred Compensation Plan and

Marshall & Ilsley Corporation Amended and Restated Executive Deferred Compensation Plan)

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (File No. 333-169927)

Senior Preferred Stock, Series B, $1.00 par value per share

Warrant to Purchase Common Stock, $1.00 par value per share

All outstanding Series E Notes, including:

5.02% Medium-Term Notes, Series E due 2018

Step-Up Medium-Term Notes, Series E (currently at 6.00%) due 2023

Step-Up Medium-Term Notes, Series E (currently at 6.00%) due 2023

All outstanding MiNotes, including:

  5.75% MiNotes due 2012

  5.90% MiNotes due 2012

  5.60% MiNotes due 2012

  5.50% MiNotes due 2012

  5.35% MiNotes due 2012

  5.15% MiNotes due 2012

  5.35% MiNotes due 2012

  5.15% MiNotes due 2012

  5.00% MiNotes due 2012

  4.80% MiNotes due 2012

  4.70% MiNotes due 2012

  4.85% MiNotes due 2012

  4.75% MiNotes due 2012

  5.00% MiNotes due 2012

  5.20% MiNotes due 2018

  4.40% MiNotes due 2013

  5.05% MiNotes due 2018

  5.10% MiNotes due 2023

  5.25% MiNotes due 2028

  4.85% MiNotes due 2018

  4.80% MiNotes due 2018

  4.80% MiNotes due 2018

Step-Up MiNotes (currently at 5.00%) due 2018

Step-Up MiNotes (currently at 5.20%) due 2018

Step-Up MiNotes (currently at 5.20%) due 2018

Step-Up MiNotes (currently at 5.50%) due 2018

Step-Up MiNotes (currently at 5.50%) due 2018

Step-Up MiNotes (currently at 6.00%) due 2023

Step-Up MiNotes (currently at 6.00%) due 2023

Step-Up MiNotes (currently at 6.00%) due 2023

Step-Up MiNotes (currently at 5.75%) due 2023

Step-Up MiNotes (currently at 5.40%) due 2028

  5.50% MiNotes due 2019

  6.00% MiNotes due 2030

5.625% MiNotes due 2022

5.625% MiNotes due 2022

  5.70% MiNotes due 2023

  5.00% MiNotes due 2011

5.125% MiNotes due 2014

5.15% MiNotes due 2014

4.25% MiNotes due 2011

4.45% MiNotes due 2012

4.45% MiNotes due 2012

5.00% MiNotes due 2018

4.50% MiNotes due 2015

4.00% MiNotes due 2011

4.00% MiNotes due 2011

4.00% MiNotes due 2012

4.25% MiNotes due 2014

4.35% MiNotes due 2014

4.15% MiNotes due 2011

4.40% MiNotes due 2013

4.60% MiNotes due 2012

5.25% MiNotes due 2023

4.60% MiNotes due 2012

5.25% MiNotes due 2023

4.90% MiNotes due 2012

5.40% MiNotes due 2020

5.05% MiNotes due 2012

4.95% MiNotes due 2012

6.20% MiNotes due 2028

6.25% MiNotes due 2028

6.00% MiNotes due 2028

6.30% MiNotes due 2038

6.00% MiNotes due 2023

6.25% MiNotes due 2028

7.5% Subordinated Notes due 2013

Floating Rate Subordinated Notes due 2011

Annex B

Title of Securities	Approximate number of holders
Common Stock of Marshall & Ilsley Corporation	0

Deferred Compensation Obligations	0

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3 (File No. 333-169927)	0

Senior Preferred Stock, Series B	0

Warrant to Purchase Common Stock	0

Series E Notes	50[1]
5.02% Medium-Term Notes, Series E due 2018	19
Step-Up Medium-Term Notes, Series E (currently at 6.00%) due 2023 Step-Up Medium-Term Notes, Series E (currently at 6.00%) due 2023	43 35

MiNotes	74[2]

        5.75% MiNotes due 2012

        5.90% MiNotes due 2012

        5.60% MiNotes due 2012

        5.50% MiNotes due 2012

        5.35% MiNotes due 2012

        5.15% MiNotes due 2012

        5.35% MiNotes due 2012

        5.15% MiNotes due 2012

        5.00% MiNotes due 2012

        4.80% MiNotes due 2012

        4.70% MiNotes due 2012

        4.85% MiNotes due 2012

        4.75% MiNotes due 2012

        5.00% MiNotes due 2012

        5.20% MiNotes due 2018

        4.40% MiNotes due 2013

        5.05% MiNotes due 2018

        5.10% MiNotes due 2023

        5.25% MiNotes due 2028

        4.85% MiNotes due 2018

        4.80% MiNotes due 2018

        4.80% MiNotes due 2018

        Step-Up MiNotes (currently at 5.00%) due 2018

        Step-Up MiNotes (currently at 5.20%) due 2018

        Step-Up MiNotes (currently at 5.20%) due 2018

        Step-Up MiNotes (currently at 5.50%) due 2018

        Step-Up MiNotes (currently at 5.50%) due 2018

        Step-Up MiNotes (currently at 6.00%) due 2023

        Step-Up MiNotes (currently at 6.00%) due 2023

        Step-Up MiNotes (currently at 6.00%) due 2023

        Step-Up MiNotes (currently at 5.75%) due 2023

        Step-Up MiNotes (currently at 5.40%) due 2028

        5.50% MiNotes due 2019

        6.00% MiNotes due 2030

        5.625% MiNotes due 2022

        5.625% MiNotes due 2022

22 17 23 21 12 10 15 11 13 10 6 10 8 16 25 4 14 5 13 18 8 11 34 39 17 28 24 28 23 32 25 21 13 24 19 16

[1]	Approximate total unique holders of Series E Notes.
[2]	Approximate total unique holders of MiNotes.

        5.70% MiNotes due 2023

        5.00% MiNotes due 2011

        5.125% MiNotes due 2014

        5.15% MiNotes due 2014

        4.25% MiNotes due 2011

        4.45% MiNotes due 2012

        4.45% MiNotes due 2012

        5.00% MiNotes due 2018

        4.50% MiNotes due 2015

        4.00% MiNotes due 2011

        4.00% MiNotes due 2011

        4.00% MiNotes due 2012

        4.25% MiNotes due 2014

        4.35% MiNotes due 2014

        4.15% MiNotes due 2011

        4.40% MiNotes due 2013

        4.60% MiNotes due 2012

        5.25% MiNotes due 2023

        4.60% MiNotes due 2012

        5.25% MiNotes due 2023

        4.90% MiNotes due 2012

        5.40% MiNotes due 2020

        5.05% MiNotes due 2012

        4.95% MiNotes due 2012

        6.20% MiNotes due 2028

        6.25% MiNotes due 2028

        6.00% MiNotes due 2028

        6.30% MiNotes due 2038

        6.00% MiNotes due 2023

        6.25% MiNotes due 2028

7.5% Subordinated Notes due 2013

Floating Rate Subordinated Notes due 2011

15 13 9 5 2 8 10 5 2 10 2 7 2 3 9 2 10 5 8 7 28 12 17 14 28 18 19 13 20 21 9 1